EXHIBIT 99.1

Notice Regarding Effectiveness of Delisting of  American Depositary Shares from the NASDAQ Exchange

TOKYO, April 22, 2019 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. (“IIJ”) announced that, further to its announcement “Notice Regarding the Scheduled Delisting of American Depositary Shares from the NASDAQ Exchange” on April 1, 2019, IIJ has filed Form 25 with the U.S. Securities and Exchange Commission (“the SEC”) for delisting from the NASDAQ exchange (“NASDAQ”) and deregistration from the SEC on April 11, 2019 (Eastern Time in the U.S.), and the delisting of IIJ’s American Depositary Shares (“ADSs”) from the NASDAQ became effective on April 22. With the effectiveness of delisting, today, IIJ will file Form 15F with the SEC to terminate its disclosure obligations under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

  Effective Date of Delisting from the NASDAQ (Eastern Time in the U.S.)
  April 22, 2019
  After Delisting
  Even after delisting its ADSs from the NASDAQ, IIJ intends to maintain its American Depositary Receipt Program in the U.S. through a depositary bank; therefore, IIJ anticipates that its ADSs should continue to be traded in the U.S. on the over-the-counter market. Regarding IIJ’s ticker symbol for the U.S. over-the counter market, IIJ is notified it would be “IIJIY.” Same as now, a depositary bank will continue to handle conversion from ADS to our ordinary share traded in the Tokyo Stock Exchange which will still be available through the conversion ratio and process such as cash dividend payment.

  While IIJ’s reporting obligations under the Exchange Act (including the obligation to file annual reports on Form 20-F) should be terminated, IIJ will continue to disclose financial statements and other information as translation in English on its IR website in a timely manner to ensure that its overseas shareholders and investors should continue to have appropriate information about IIJ.
  Termination of Registration with the SEC
  Termination of registration of IIJ’s ADSs with the SEC is expected to become effective on July 10, 90 days after the filing of Form 25. IIJ’s disclosure obligations under the Exchange Act will be suspended after IIJ’s filing of Form 15F and termination of such obligations is expected to become effective on July 21, 90 days after the filing of Form 15F.

  In the case that the SEC requests an extended review, objects to the delisting or for other reasons, the anticipated effective dates may change.
  Stock Exchange on which IIJ Maintains its Listings
  Tokyo Stock Exchange
  Contact Information for Inquiries regarding IIJ’s ADSs
Name of Depositary Bank	The Bank of New York Mellon (U.S.) Depositary Receipts
Phone	1-888-269-2377 (U.S. toll free)
1-201-680-6825 (International.)
(Available Monday through Friday, from 9:00am to 5:00pm, U.S. Eastern Time.)
Website	www.adrbnymellon.com
www.mybnymdr.com
Mail	shrrelations@cpushareownerservices.com
Note: Those holding ADRs directly with the depositary bank may contact the above mentioned BNY Mellon Depositary Receipts with their account number for identification purposes. Those holding ADRs through other means such as brokers should contact such brokers with questions.

About IIJ

Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality Internet connectivity services, systems integration, cloud computing services, security services and mobile services. Moreover, IIJ has built one of the largest Internet backbone networks in Japan that is connected to the United States, the United Kingdom and Asia. IIJ listed on the First Section of the Tokyo Stock Exchange in 2006.

For inquiries, contact:
IIJ Investor Relations  Tel: +81-3-5205-6500  E-mail: ir@iij.ad.jp  URL: https://www.iij.ad.jp/en/ir